EXHIBIT 99.1

POET to Demonstrate Extraordinary Hybrid Laser and Next-Generation High-Powered Light Sources for AI Applications at OFC Conference

With commercialization of its advanced optical engines under way, the Company intends to reveal its latest product advancements to industry leaders

SAN JOSE, Calif., March 10, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced it plans to perform live demonstrations of its two leading external light source (ELS) products at the annual Optical Fiber Communications (OFC) Conference, which will be held at the Los Angeles Convention Center from March 16-19, 2026.

POET’s executive management team and engineers will be meeting customers and industry analysts at the Company’s Booth No. 339 during the exhibition.

The products to be demonstrated include:

POET Blazar™: A ground-breaking ELS solution, Blazar is a highly integrated hybrid laser that exemplifies the Company’s “semiconductorization of photonics” mission. Designed to power both co-packaged optics (CPO) and high-bandwidth, chip-to-chip, light-based data communications links, Blazar has rapidly advanced since it was first showcased in private meetings at last year’s OFC Conference. POET’s high-power, multi-channel light source is proving to be a viable alternative to traditional DFB laser-based solutions. Wafer-level chip-scale technology significantly lowers the cost of the light source, provides larger scale and better reliability, and increases the effective supply of Indium Phosphide.

POET plans to demonstrate the high output power and multi-wavelength capabilities of Blazar.

“Blazar solidifies POET’s position as an industry leader in photonics because it proves our focus on constant innovation is resulting in products the industry needs,” POET Executive Chairman and CEO Dr. Suresh Venkatesan said. “Blazar makes AI connectivity much more affordable thanks to an architecture that reduces costs and increases scale and manufacturing efficiency.”

POET Starlgiht™: The next generation of POET’s first ELS solution will be revealed alongside Blazar. The POET Starlight demo will feature a compact engine solution with eight-channel high power lasers at multiple wavelengths. Starlight will be integrated into a working optical engine to show the commercial applicability of the solution to the industry standard ELSFP module.

“Starlight is gaining traction in the industry because of the large demand for more compute power for AI applications. We are excited to reveal the advancements we have made to our latest version of Starlight that achieves advanced packaging and lower cost needed for chip-to-chip data communication links,” said Raju Kankipati, POET’s Chief Revenue Officer.

Lightwave Award: In addition, Company representatives will attend a ceremony to accept the recently announced Elite Score award at the Lightwave Innovations Reviews reception, which is scheduled to be held on March 16. POET earned the recognition for POET Teralight™, the Company’s multiple award-winning line of 1.6Tbps transmit and receive optical engines. In February, Lightwave Innovation Reviews announced its judges had given POET Teralight a score of 4.5, one of the highest received among winning entries.

The 2026 OFC Conference will feature the Company’s largest booth presence in the history of its attendance. Meetings with current and prospective clients, analysts, media, and institutional investors will take place throughout the duration of the exhibition.

About POET Technologies Inc.

POET Technologies is a design and development company offering high-speed optical engines, light source products, and custom optical modules for the artificial intelligence systems market and hyperscale data centers. Its patented POET Optical Interposer™ platform enables seamless chip-scale integration of photonic and electronic devices using advanced semiconductor manufacturing techniques. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, and inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, opening of offices, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/c4c87556-ab66-4eb4-b409-fca95e0faf15